SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                     SMITH BARNEY POTOMAC FUTURES FUND L.P.
                    (Exact name of registrant as specified in
                       its limited partnership agreement)



       New York                                      13-3937275
(State or other jurisdiction                    (I. R. S. Employer
of incorporation or organization)              Identification No.)


399 Park Avenue-7th floor
New York, New York                                   10022
(Address of principal executive                    (Zip Code)
offices)

Registrant's telephone number,
including area code                              212-559-2011

Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class               Name of each exchange on
         to be so registered               which each class is to be
                                           registered

        ____________________               __________________________

        ____________________               __________________________


Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of Limited Partnership Interest
                      -------------------------------------
                                (Title of Class)

Item 1. Business

     (a) General development of business. Smith Barney Potomac Futures Fund L.P. (the "Partnership") is a limited partnership which was organized on March 14, 1997 under the partnership laws of the State of New York. The objective of the Partnership is to achieve substantial capital appreciation through speculative trading in U.S. and international markets for currencies, interest rates, stock indices, agricultural and energy products and precious and base metals (collectively, "Commodity Interests"). The Partnership may employ futures, options on futures, and forward contracts in those markets. The Partnership is not registered under the Investment Company Act of 1940 as a mutual fund or otherwise. At December 31, 2003, net assets of the Partnership totaled $102,336,428.

     Citigroup Managed Futures LLC, formerly known as Smith Barney Futures Management LLC, a Delaware limited liability company, is the Partnership's general partner and commodity pool operator (the "General Partner"). At the commencement of trading the Partnership's general partner was Citigroup Managed Futures LLC. From March 1, 1999 through March 31, 2001, SFG Global Investments, Inc. was the Partnership's general partner and Citigroup Managed Futures LLC was the Partnership's trading manager. Effective April 1, 2001, the limited partners of the Partnership re-elected Citigroup Managed Futures LLC as the general partner of the Partnership and consented to the withdrawal of SFG Global Investments, Inc. as general partner. Concurrent with its election as general partner, Citigroup Managed Futures LLC withdrew as the Partnership's trading manager.

     During the initial offering period (April 22, 1997 to September 30, 1997), the Partnership sold 1,383 redeemable units of Limited Partnership Interest ("Redeemable Units") at $1,000 per Redeemable Unit. In addition, David J. Vogel, as the initial limited partner, contributed $1,000 to the Partnership for one Redeemable Unit of partnership interest. The Partnership commenced its operations on October 1, 1997. No securities which represent an equity interest or any other interest in the Partnership trade on any public market.

     The Partnership privately and continuously offers up to 200,000 Redeemable Units to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to a limited number of persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. Sales and redemptions of Redeemable Units and general partner contributions and redemptions for the years ended December 31, 2003, 2002 and 2001 are reported in the Statement of Partners' Capital under "Item 13. Financial Statements and Supplementary Data". A total of 86,512.4676 Redeemable Units have been sold as of December 31, 2003. On December 31, 2003, the Net Asset Value per Redeemable Unit was $1,634.64.

     Citigroup Global Markets Inc. ("CGM"), formerly known as Salomon Smith Barney Inc., acts as the Partnership's commodity broker, pursuant to a second amended and restated customer agreement, dated as of April 1, 2001 (the "Customer Agreement"), by and between the Partnership and CGM. The Customer Agreement is attached as Exhibit 10.2 hereto. CGM is also the Partnership's selling agent pursuant to an amended and restated agency agreement, dated as of April 1, 2001, attached as Exhibit 10.3 hereto.

     The General Partner is the surviving company of a merger that occurred on August 2, 1993 merging three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. The General Partner changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. The General Partner is registered as a commodity pool operator and commodity trading advisor with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") under the registration and memberships of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. Registration as a commodity pool operator or as a commodity trading advisor requires annual filings setting forth the organization and identity of the management and controlling persons of the commodity pool operator or commodity trading advisor. In addition, the general partner prepares and distributes monthly account statements and audited annual reports of the Partnership to each limited partner in accordance with CFTC regulations 4.22(a),
(b) and (c). Limited partners of the Partnership are permitted to review the Partnership's and the General Partner's CFTC filings at the General Partner's offices. In addition, the CFTC has authority under the Commodity Exchange Act (the "CEA") to require and review books and records of, and review documents prepared by, a commodity pool operator or a commodity trading advisor. The CFTC has adopted regulations which impose certain disclosure, reporting and recordkeeping requirements on commodity pool operators and commodity trading advisors. The CFTC is authorized to suspend a person's registration as a commodity pool operator or commodity trading advisor if the CFTC finds that such person's trading practices tend to disrupt orderly market conditions, that any controlling person thereof is subject to an order of the CFTC denying such person trading privileges on any exchange, and in certain other circumstances. The NFA is a self regulatory organization that regulates firms and individuals that conduct futures trading business with public customers.

     The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMH"), formerly known as Salomon Smith Barney Holdings Inc., which is also the sole owner of CGM. CGMH is itself a wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a publicly held company whose shares are listed on the New York Stock Exchange and which is engaged in various financial services and other businesses.

     Under the second amended and restated limited partnership agreement of the Partnership, dated as of April 1, 2001, (the "Limited Partnership Agreement"), the General Partner has sole responsibility for the administration of the business and affairs of the Partnership, but may delegate trading discretion to one or more trading advisors.

     The General Partner currently has a management agreement dated as of April 1, 1997, as amended on March 1, 1999, and as further amended on April 1, 2001 (the "Management Agreement"), attached as Exhibit 10.1 hereto, in effect with Campbell & Company, Inc. (the "Advisor" or "Campbell"), pursuant to which the
Advisor manages the Partnership's assets. The Partnership pays the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end Net Assets of the Partnership. The Advisor also receives an incentive fee equal to 20% of new trading profits earned in each calendar quarter.
Pursuant to the express terms of the Management Agreement, the Advisor is considered to be an independent contractor of the Partnership. The Management Agreement expires each June 30th and may be renewed by the General Partner, in its sole discretion, for additional one-year periods upon notice to the Advisor not less than 30 days prior to the expiration of the previous period. The Advisor has managed the Partnership's assets since the Partnership commenced operations. The General Partner selected the Advisor on the basis of the trading strategies employed by the Advisor and the Advisor's experience in commodity trading. The General Partner may, in its discretion, select and appoint additional or replacement trading advisors for the Partnership.

     CGM will pay monthly interest to the Partnership on 80% of the average daily equity maintained in cash in the Partnership's accounts during each month (i.e., the sum of the daily cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined, and/or CGM will place up to all of the Partnership's assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased.

Competition

     The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

     o    The Partnership competes with other pools for investors.

     o The Advisor may compete with other traders in the markets in establishing or liquidating positions on behalf of the Partnership.

     o The Partnership competes with other individual and pooled accounts traded by the Advisor in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

Conflicts of Interest

     Other than as described below, neither the Advisor, the General Partner, CGM nor any of their principals have any actual or potential conflicts of interest in their relationship with the Partnership. The Partnership's offering memorandum and Limited Partnership Agreement disclosed these conflicts and limited partners acknowledged and consented to them at the time their investments were made.

     (1)  Relationship  among the  Partnership,  the  General  Partner,  CGM and
          Citibank

     The General Partner is an affiliate of CGM, the commodity broker and selling agent for the Partnership. As a result of this affiliation, the following conflicts arise:

          o The affiliation between the General Partner and CGM creates a potential conflict in that fees paid to CGM have not been set by "arm's length" negotiation and the General Partner has no incentive to replace CGM as commodity broker of the Partnership.

          o The General Partner, in its discretion, determines whether any distributions are made. To the extent that profits are retained by the Partnership rather than distributed, net assets and therefore the amount of brokerage fees paid to the General Partner's affiliate, CGM, will increase. In addition, the amount of funds in segregated accounts at banks that extend overdraft privileges to CGM will be greater to the extent that profits are retained. The General Partner may have an interest in selecting trading advisors that will generate a small number of trades, thus incurring only small incidental charges (such as NFA fees), so that net assets remain relatively higher.

          o A limited partner's financial consultant has a financial incentive to recommend that it purchase and not redeem Redeemable Units even when it is not in its best interest to remain invested in the Partnership because he or she will receive ongoing compensation for providing service to the limited partner's account.

     Notwithstanding the potential conflicts of interest resulting from these multiple relationships, the Limited Partnership Agreement specifically permits the General Partner to enter into contracts on behalf of the Partnership with or for the benefit of the General Partner and its affiliates, including CGM. Such contracts include the Customer Agreement with respect to brokerage services entered into by the Partnership and CGM.

     The Partnership's subscription account is maintained at Citibank N.A. Citibank N.A. is an affiliate of the General Partner and CGM. The General Partner's decision to maintain the Partnership's subscription account with Citibank N.A. is based on its assessment that the rates charged to the Partnership are favorable and competitive for the services provided, notwithstanding the General Partner's conflict of interest in selecting an affiliate.

          (2)  Accounts of CGM, the General Partner and their Affiliates

     CGM, the General Partner, and its officers, directors and employees may trade in commodity contracts for their own accounts. CGM is a futures commission merchant and effects transactions in commodity contracts for its customers. The General Partner over the last five years has sponsored and established over 30 commodity pools and may sponsor or establish other commodity pools, as may the Advisor. As of December 31, 2003, the General Partner acted as general partner or trading manager to 23 active, public, private and offshore pools with assets of approximately $1.9 billion and may operate additional commodity pools in the future. These parties will not knowingly or deliberately favor any such pools over the Partnership in their dealings on behalf of such pools. Nevertheless, possible conflicts that arise from trading these accounts include:

          o CGM, as the Partnership's broker, could effect transactions for the Partnership in which the other parties to the transactions are its officers, directors or employees or its customers, including other funds sponsored by the General Partner.

          o These persons might unknowingly compete with the Partnership in entering into contracts.

     The records of any such trading will not be available for inspection by limited partners. Neither will the General Partner have access to such records, except for those of accounts that it operates or manages. CFTC regulations require that CGM transmit to the floor each futures or options order received for customers executable at or near the market price before any competing order for any of its own proprietary accounts. Transactions in forward, spot and swap contracts are not governed by any similar regulations.

          (3)  Control of Other Accounts of the Advisor and its Affiliates

     The Advisor manages and operates the accounts of clients other than the Partnership, including other commodity pools, and intends to manage and operate other accounts in the future. The Advisor currently advises other pools operated by the General Partner. In addition, the Advisor, its principals and affiliates may trade for their own accounts. Conflicts that arise from this trading include:

          o The Advisor or its principals or affiliates may sometimes take positions in their proprietary accounts that are opposite or ahead of the Partnership. Trading ahead of the Partnership presents a conflict because the trade first executed may receive a more favorable price than the same trade later executed for the Partnership.

          o The Advisor may have financial incentives to favor other accounts over the Partnership because of differing fee structures. The Advisor currently trades other client accounts that pay higher advisory fees than the Partnership. Accounts managed by the Advisor in the future may pay higher fees as well.

          o Other individual and pooled accounts traded by the Advisor will compete with the Partnership in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

          o The Advisor may be required to revise trading orders as a result of the aggregation for speculative position limit purposes of all accounts traded, owned or controlled by the Advisor. The more accounts the Advisor has under management, the more likely the Advisor is to be constrained by position limits. In this case, the Advisor will modify its orders in a manner that will not disproportionately affect the Partnership.

     Limited partners do not have access to the trading records of the other accounts managed by the Advisor or its principals through CGM nor the records of trading accounts managed by the Advisor or its principals at other commodity brokers. The General Partner, however, does have access to the trading accounts managed by the Advisor on behalf of other funds for which it acts as general partner. The General Partner will not have access to the accounts traded by the Advisor or its principals at other commodity brokers or on behalf of other general partners.

               (4)  Other Activities of CGM

     CGM maintains a commodity research department that makes trading recommendations on a daily basis. These trading recommendations may include transactions that are similar or opposed to transactions of the Partnership. The trading records of such recommendations will not be made available to limited partners.

Trading Program

     Trading Systems. The Advisor makes trading decisions for all accounts using proprietary technical trading models which analyze market statistics. Since the trading models are proprietary, it is not possible to determine whether the Advisor is following the models or not. There can be no assurance that the trading models currently being used will produce results similar to those produced in the past.

         The Advisor trades six portfolios:

     (1)  The Financial, Metal & Energy Large Portfolio,

     (2)  The Financial, Metal & Energy Small (Above $5 Million) Portfolio,

(3) The Financial, Metal & Energy Small (Below $5 Million) Portfolio (closed to new investors),

(4)   The Foreign Exchange Portfolio,

(5)   The Global Diversified Large Portfolio, and

(6)   The Ark Portfolio (closed to new investors).

     The Advisor initially traded the Global Diversified Small Portfolio (which has since closed) on behalf of the Partnership. Since February 1, 1999, the Advisor has traded the Partnership's account pursuant to the FME Small Portfolio. In July 2000, the Advisor divided its FME Small Portfolio into two distinct portfolios: The FME Small (Above $5 Million) Portfolio and the FME Small (Below $5 Million) Portfolio. The Advisor trades its FME Small (Above $5 Million) Portfolio for the Partnership. Since the Advisor's allocation from the Partnership is over $10 million, the Advisor may, with the General Partner's approval, begin trading its FME Large Portfolio on behalf of the Partnership. Accounts in the FME Large Portfolio trade certain contracts in the cash markets that do not have futures equivalents. The objective of both Portfolios is the same and is consistent with the Partnership's objective of seeking positive returns from the speculative trading of a portfolio of futures and forward contracts.

     The Advisor's trading models are designed to detect and exploit medium-term to long-term price changes, while also applying risk management and portfolio management principles. No one market exceeds 15% of a total portfolio allocation.

     The Advisor believes that utilizing multiple trading models provides an important level of diversification, and is most beneficial when multiple contracts in each market are traded. Every trading model may not trade every market. It is possible that one trading model may signal a long position while another trading model signals a short position in the same market. It is the Advisor's intention to offset those signals to reduce unnecessary trading, but if the signals are not simultaneous, both trades will be taken and since it is unlikely that both positions would prove profitable, in retrospect, one or both trades will appear to have been unnecessary. It is the Advisor's policy to follow trades signaled by each trading model independently of the other models.

     Over the course of a medium- to long-term trend, there are times when the risk of the market does not appear to be justified by the potential reward. In such circumstances, some of the Advisor's trading models may exit a winning position prior to the end of a price trend. While there is some risk to this method (for example, being out of the market during a significant portion of a price trend), the Advisor's research indicates that this is well compensated for by the decreased volatility of performance that may result.

     The Advisor's trading models may include trend-following trading models, counter-trend trading models and trading models that do not seek to identify or follow price trends at all. The Advisor expects to develop additional trading models and to modify models currently in use and may or may not employ all such models for all of the Partnership's accounts. The trading models currently used by the Advisor may be eliminated from use if the Advisor ever believes such action is warranted.

     While the Advisor normally follows a disciplined systematic approach to trading, on occasion, it may override the signals generated by the trading models, such as when market conditions dictate otherwise. While such action may be taken for any reason at any time at the Advisor's discretion, it will normally only be taken to reduce risk in the portfolio and may or may not enhance the results that would otherwise be achieved.

     The Advisor applies risk management and portfolio management strategies to measure and manage overall portfolio risk. These strategies include portfolio structure, risk balance, capital allocation and risk limitation. One objective of risk and portfolio management is to determine periods of relatively high and low portfolio risk, and when such points are reached, the Advisor may reduce or increase position size accordingly. It is possible, however, that this reduction or increase in position size may not enhance the results achieved over time.

     From time to time, the Advisor may increase or decrease the total number of contracts held based on increases or decreases in an account's assets, changes in market conditions, perceived changes in portfolio-wide risk factors, or other factors which may be deemed relevant.

     The Advisor estimates that, based on the amount of margin required to maintain positions in the markets currently traded, aggregate margin for all positions held in the Partnership's account will range between 5% and 30% of the account's net assets. From time to time, margin commitments may be above or below this range.

     The success of the Advisor depends to a great extent upon the occurrence of market conditions favorable to the Advisor's trading strategy. Factors such as lack of major price trends or increased governmental control of, or participation in, the markets, may reduce the Advisor's ability to trade profitably in the future.

     The number of contracts that the Advisor believes can be bought or sold in a particular market without unduly influencing price adversely may at times be limited. In such cases, a client's portfolio would be influenced by liquidity factors because the positions taken in such markets might be substantially smaller than the positions that would otherwise be taken. When the volume of buy and sell orders in a market is small relative to the size of an order that the Advisor wants to execute for the Partnership, it is more difficult to execute the order at the desired price or to quickly exit a losing position.

     Market Sectors. Distribution of markets traded by volatility weighting (i.e., risk exposure) as of April 1, 2004:

                                    FME Small
                                    (Above $5
                                     Million)          FME Large

Interest rates                         34%               33%
Currencies                             45%               45%
Stock indices                          14%               14%
Energy                                  6%                7%
Precious and base metals                1%                1%
                                    ------              -----
Total                                 100%              100%
                                    -----               -----

Additional Information About the Partnership

     The Partnership is a continuously and privately offered single-advisor pool, as those terms are defined in Part 4 of the CFTC regulations.

Fees and Expenses

     Based on $102 million in net assets (the approximate size of the Partnership as of December 31, 2003), an investment of $25,000 (the current minimum investment) must earn profits of $2,061.15 in order to "break-even" at the end of one year of trading. At a Partnership size of $200 million in net assets (based upon the maximum number of Redeemable Units the Partnership is currently offering), an investment of $25,000 must earn profits of $2,046.45 in order to "break-even" at the end of one year of trading. The estimated fees and expenses that determine these amounts have been calculated in the sequence used by the Partnership. Therefore, each item of expense and the related percentage of the minimum investment amount, reflects the Partnership's effective cost structure.

                                                                     Estimated Partnership Size
                                             -----------------------------------------------------------------
                                                       $102,000,000                       $200,000,000
                                             ------------------------------       ----------------------------
         Minimum Investment Amount                       $25,000                            $25,000
                                             ------------------------------       ----------------------------
                                             Dollar Amount       Percentage       Dollar Amount     Percentage
                                             -------------       ----------       -------------     ----------
Advisor's Management Fee (1)                      $468.14           1.87%            $468.44          1.87%
Brokerage Fees                                   1,636.31           6.55            1,636.31          6.55
Transaction Fees                                   100.70           0.40              100.70          0.40
Operating Expenses                                  30.00           0.12               15.00          0.06
                                                ---------          -----           ---------          -----
          Total Fees                            $2,235.15           8.94%          $2,220.45          8.88%
Interest Income                                  $(174.00)         (0.70)%          $(174.00)        (0.70)%
                                               ----------          ------          ---------          ------
Amount of Trading Income Required for the
   Partnership's Net Asset Value per
   Redeemable Unit at the End of One Year
   to Equal the Minimum Investment Amount.      $2,061.15                          $2,046.45
                                                 --------                           ---------
Percentage of Minimum Investment Amount...                          8.24%                             8.18%
                                                                    =====                             =====

     (1) Because the management fee is based on net assets (assets as reduced by brokerage charges accrued and other liabilities of the Partnership), the management fee does not equal exactly 2% of the minimum investment amount. The Advisor's incentive fee has not been included in the computation of break-even point per minimum investment amount since it is paid, if at all, after the deduction of all of the Partnership's expenses.



     The Partnership pays the Advisor a monthly management fee at an annual rate of 2% of adjusted net assets allocated to the Advisor (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 2% and multiplying the result thereof by the ratio which the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the management fee, adjusted net assets are "net assets" increased by the current month's incentive fee accrual and any redemptions or distributions as of the end of such month.

     Net assets are defined in the Limited Partnership Agreement as the total assets of the Partnership including all cash, Treasury bills, accrued interest, and the market value of all open commodity positions maintained by the Partnership, less brokerage charges accrued and less all other liabilities of the Partnership. Net assets equal net asset value. Net asset value of a Redeemable Unit means net asset value divided by the aggregate number of all units of limited and general partnership interest outstanding.

     The Partnership pays the Advisor an incentive fee payable quarterly equal to 20% of new trading profits earned by the Advisor during each calendar quarter. New trading profits are defined as the excess, if any, of net assets managed by the Advisor at the end of the calendar quarter over the higher of net assets allocated to the Advisor at the date trading commenced, or net assets managed by the Advisor at the end of the highest previous calendar quarter. New trading profits are further adjusted to eliminate the effect of various non-trade-related activities on net assets. These activities may include new capital contributions, redemptions, reallocations or capital distributions, organizational and offering expenses and interest or other income earned on the Partnership's assets. Interest income earned, if any, will not be taken into account in computing new trading profits earned by the Advisor. Substantial incentive fees may be paid to the Advisor during a year even though the Partnership may incur a net loss for the full year.

     If any payment is made to the Advisor with respect to new trading profits, and the Advisor thereafter incurs a net loss for a subsequent period, the Advisor will retain the amount previously paid. If net assets allocated to the Advisor are reduced due to net redemptions, distributions or reallocations, there will be a proportional reduction in the related loss carryforward amount that must be recouped before the Advisor is eligible to receive another incentive fee. However, the Advisor would not be paid any incentive fee thereafter until all remaining loss carryforward amounts were recovered and the Advisor achieved additional new trading profits.

     In addition, upon the expiration of the Management Agreement with the Advisor and/or upon the selection of replacement advisors, the General Partner will have to negotiate the management and/or incentive fees to be paid to the new trading advisor. Such fees could be either higher or lower than those currently charged by the Advisor.

     The Partnership pays CGM a monthly brokerage fee equal to 6.5% per year of the adjusted month-end net assets (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 6.5% and multiplying the result thereof by the ratio that the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the brokerage fee, adjusted net assets are "net assets" increased by that current month's management fee, incentive fee accrual, other expenses and any redemptions or distributions as of the end of such month. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the floor brokerage, exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. Although it is impossible to predict exactly the amount of these per transaction fees payable by the Partnership, based on the past performance of the Advisor, the aggregate of such fees is estimated at approximately 0.4% of net assets per year.

     CGM pays a portion of the brokerage fee it receives from the Partnership to its financial consultants who place units in this offering and who are registered with the CFTC as associated persons of CGM. In compensation for their services, the financial consultants are credited monthly with an amount representing in the aggregate a maximum of 6.5% of the Partnership's adjusted month-end net assets per year. The services provided by the financial consultants include (i) answering questions regarding daily net asset value and computations thereof, monthly statements, annual reports and tax information provided by the Partnership; (ii) providing assistance to investors including when and whether to purchase or redeem the units and (iii) general servicing of accounts.

     The brokerage fee will be paid for the life of the Partnership, although the rate at which such fee is paid may change.

     The Partnership may enter into spot and forward transactions, including foreign currency transactions, with CGM or an affiliate of CGM as principal, at prices quoted by CGM or the affiliate that reflect a price differential between bid and ask prices (which differential includes anticipated profits and costs of CGM or the affiliate as dealer) but do not include a mark-up.

     CGM initially paid all of the offering and organizational expenses related to the initial offering which were $81,677. The Partnership reimbursed CGM for such expenses over the first 24 months after the commencement of trading.

     The Partnership pays its periodic legal, accounting, filing and reporting fees as well as the expenses of its ongoing offering of Redeemable Units. These expenses are estimated at $125,000 per year, depending on the number of Redeemable Units sold. The Partnership also pays any extraordinary expenses incurred.

     Interest income to be paid by CGM was estimated at an annual rate of 0.87% on 80% of the Partnership's net assets maintained in cash.

ERISA Considerations

     The Redeemable Units in the Partnership which are offered may be purchased by "employee benefit plans" as defined in the Employee Retirement Income Security Act of 1974 ("ERISA") and/or "plans" as defined in Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). "Employee benefit plans" and "plans" are referred to below as "Plans", and fiduciaries with investment discretion are referred to as "Plan Fiduciaries". Plans include, for example, corporate pension and profit sharing plans, 401(k) plans, "simplified employee pension plans", Keogh plans for self-employed persons and IRAs.

     Each Plan Fiduciary must consider the facts and circumstances that are relevant to an investment in the Partnership, including the role that an investment in the Partnership would play in the Plan's overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Partnership, must be satisfied that the investment is prudent for the Plan, that the investments of the Plan are diversified so as to minimize the risk of large losses and that an investment in the Partnership complies with the terms of the Plan.

     Each limited partner will be furnished with monthly statements and annual reports which include the Net Asset Value per Redeemable Unit. The General Partner believes that these statements will be sufficient to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required by ERISA; however, Plan Fiduciaries have the ultimate responsibility for providing such valuation. Accordingly, Plan Fiduciaries should consult with their attorneys or other advisors regarding their obligations under ERISA with respect to making such valuations.

     Plan Fiduciaries should understand the potentially illiquid nature of an investment in the Partnership and that a secondary market does not exist for Redeemable Units. Accordingly, Plan Fiduciaries should review both anticipated and unanticipated liquidity needs for their respective plans, particularly those for a participant's termination of employment, retirement, death, disability or Plan termination. Plan Fiduciaries should be aware that distributions to participants may be required to commence in the year after the participant attains the age 70-1/2.

     The Advisor will not participate in any way in the decision by any particular Plan to invest in the Partnership, including any determination with respect to fees and expenses to be paid by the Partnership.

     A regulation issued under ERISA (the "ERISA Regulation") contains rules for determining when an investment by a Plan in an equity interest of a limited partnership will result in the underlying assets of the partnership being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a limited partnership will not be plan assets of a Plan that purchases an equity interest in the Partnership if:
(a) the equity interest is a "publicly offered" security or a security issued by an investment company registered under the Investment Company Act of 1940, (b) the entity is an "operating company", or (c) equity participation by benefit plans is not "significant".

     The Redeemable Units will not be deemed to be "publicly offered" securities for purposes of the ERISA Regulation. In addition, the Partnership is not an "operating company" within the meaning of the ERISA Regulation. The final exception to the "plan assets" rule is for investment in entities in which there is not "significant" investment by "benefit plan investors". "Benefit plan investors" include employee-benefit plans subject to ERISA as well as plans not subject to ERISA, such as governmental plans, foreign plans and IRAs. Investment by benefit plan investors is not "significant" as defined in the ERISA Regulation, if the aggregate investment by benefit plan investors in each class of securities of the investment entity is less than 25%. Determinations of the percentage of participation by benefit plan investors must be made after each investment. Investments held by the investment entity's managers, investment advisors and their affiliates must be disregarded in calculating the percentage.

     The Partnership intends to qualify under the "significant participation" exception in the ERISA Regulation by monitoring the percentage investment by benefit plan investors and maintaining it below 25%. In order to accomplish this, the subscription agreement of the Partnership, attached as Exhibit 10.4 hereto, requires that a benefit plan investor may be required to redeem its Redeemable Units upon notice from the General Partner.

     In the unlikely event that the Partnership were deemed to hold plan assets, prohibited transactions could arise under ERISA and Section 4975 of the Code. In addition, investment by a fiduciary of an employee-benefit plan could be deemed an improper delegation of investment authority, and the fiduciary could be liable, either directly or under the co-fiduciary rules of ERISA, for the acts of the General Partner. Additional issues relating to "plan assets" and "prohibited transactions" under ERISA and Section 4975 of the Code could arise by virtue of the General Partner's ownership of Redeemable Units in the Partnership and the possible relationship between an affiliate of the General

Partner and any employee-benefit plan that may purchase Redeemable Units. Further, certain transactions between the Partnership and the General Partner and certain affiliates of the General Partner could be prohibited transactions.

     It should be noted that even if the Partnership's assets are not deemed to be plan assets, the Department of Labor has stated in Interpretive Bulletin 75-2 (29 C.F.R. ss.2509.75-2, as amended by the ERISA Regulation) that it would consider a fiduciary who makes or retains an investment in a fund for the purpose of avoiding application of the fiduciary responsibility provisions of ERISA to be in contravention of the fiduciary provisions of ERISA. The Department of Labor has indicated further that if a plan invests in or retains its investment in a fund and as part of the arrangement it is expected that the fund will enter into a transaction with a party in interest to the plan (within the meaning of ERISA) which involves a direct or indirect transfer to or use by the party in interest of any assets of the plan, the plan's investment in the fund would be a prohibited transaction under ERISA.

     In general, Redeemable Units may not be purchased with the assets of a Plan if the General Partner, commodity broker, Advisor or any of their affiliates or employees either: (a) exercise any discretionary authority or discretionary control respecting management of the Plan; (b) exercise any authority or control respecting management or disposition of the assets of the Plan; (c) render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan; (d) have any authority or responsibility to render investment advice with respect to any moneys or other property of the Plan; or (e) have any discretionary authority or discretionary responsibility in the administration of the Plan. In order to comply with these prohibitions, a Plan Fiduciary must represent that one of the following is true:

     (1) Neither CGM nor any of its employees or affiliates (a) manages any part of the Plan's investment portfolio or (b) has an agreement or understanding with the Plan Fiduciary where CGM or any of its employees or affiliates regularly provides the Plan Fiduciary with individualized information, recommendations or advice used as a primary basis for the Plan's investment decisions.

     (2) A relationship described in (1) above applies to only a portion of the Plan's assets, and the Plan Fiduciary will invest in the Partnership only from the portion of the Plan's assets as to which no such relationship exists.

  (b) Financial information about industry segments. The Partnership's business consists of only one segment: speculative trading of Commodity Interests including futures, options on futures and forward contracts. The Partnership does not engage in sales of goods or services. The Partnership's net income from operations for the years ended December 31, 2003, 2002, 2001 is set forth under "Item 2. Financial Information". The Partnership's capital as of December 31, 2003, 2002 and 2001 was $102,336,428, $54,862,658 and $17,424,190, respectively.

     (c)  Narrative description of business.

          See  Paragraphs (a) and (b) above.

          (i)  through (x) - not applicable.

          (xi) through (xii) - not applicable.

          (xiii) - The Partnership has no employees. The directors and officers of the General Partner and the Advisor are listed in "Item 5. Directors and Executive Officers".

     (d) Financial information about geographic areas. The Partnership does not engage in sales of goods or services or own any long lived assets, and therefore this item is not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

Item 2. Financial Information.

     (a) Selected Financial Data. The Partnership commenced trading operations on October 1, 1997. Realized and unrealized gains (losses), interest income, net income (loss) and increase (decrease) in Net Asset Value per Redeemable Unit for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and total assets at December 31, 2003, 2002, 2001, 2000 and 1999 were as follows:

                                    2003            2002            2001            2000          1999
                                 ---------     ----------     -----------     -----------    -----------
Realized and unrealized
trading gains (losses), net
of brokerage commissions and
clearing fees of $5,141,634,
$2,393,869, $714,031,
$478,182 and $486,323,
respectively                   $ 14,536,489   $  6,640,010   $    189,137    $    499,572   $    422,456
Interest income                     592,252        432,817        258,886         311,081        253,288
                                 ----------    -----------    -----------      ----------    -----------
                               $ 15,128,741   $  7,072,827   $    448,023    $    810,653   $    675,744
                                ===========    ===========    ===========      ==========    ===========
Net Income (loss) before
Incentive Fee to Advisor       $ 13,506,886   $  6,260,387   $     83,514    $    589,200   $    441,053
                                ===========    ===========    ===========      ==========    ===========
Net Income (loss) available
for pro rata distribution to
partners                       $ 11,181,118   $  4,978,790   $    (23,512)   $    546,396   $    381,356
                                ===========    ===========    ===========      ==========    ===========
Increase (decrease) in net
asset value per Redeemable
Unit                           $     240.36   $     142.51   $      (5.15)   $      92.98   $      48.34
                                ===========    ===========    ===========      ==========    ===========
Total assets                   $104,112,505   $ 55,595,799   $ 17,658,713    $  7,546,109   $  8,259,489
                                ===========     ==========     ==========       =========      ==========

     Past performance is not necessarily indicative of future performance and the Partnership's level of future performance cannot be predicted.

     (b) Management's Discussion and Analysis of Financial Condition and Results of Operations

          (1) Liquidity. The Partnership does not engage in the sale of goods or services. Its only assets are its equity in its commodity futures trading account, consisting of cash, net unrealized appreciation (depreciation) on open futures and forward contracts, commodity options and interest receivable. Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Partnership. While substantial losses could lead to a decrease in liquidity, no such losses occurred during the year ended December 31, 2003.

     To minimize the risk relating to low margin deposits, the Partnership follows certain trading policies, including:

          (i) The Partnership invests its assets only in commodity interests that the Advisor believes are traded in sufficient volume to permit ease of taking and liquidating positions. Sufficient volume, in this context, refers to a level of liquidity that the Advisor believes will permit it to enter and exit trades without noticeably moving the market.

     (ii) The Advisor will not initiate additional positions in any commodity if these positions would result in aggregate positions requiring margin of more than 66 2/3% of the Partnership's net assets allocated to the Advisor. Historically, between 5% and 20% of the Partnership's assets have been committed to margin by the Advisor.

     (iii) The Partnership may occasionally accept delivery of a commodity. Unless such delivery is disposed of promptly by retendering the warehouse receipt representing the delivery to the appropriate clearinghouse, the physical commodity position is fully hedged.

     (iv) The Partnership does not employ the trading technique commonly known as "pyramiding," in which the speculator uses unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodities.

     (v)  The  Partnership  does  not  utilize   borrowings   except  short-term
borrowings if the Partnership takes delivery of any cash commodities.

     (vi) The Advisor may from time to time employ trading strategies such as spreads or straddles on behalf of the Partnership. The term "spread" or
"straddle" describes a commodity futures trading strategy involving the simultaneous holding of futures contracts on the same commodity but involving different delivery dates or markets and in which the trader expects to earn a profit from a widening or narrowing of the difference between the prices of the two contracts.

     (vii) The Partnership will not permit the churning of its commodity trading account. The term "churning" refers to the practice of entering and exiting trades with a frequency unwarranted by legitimate efforts to profit from the trades, driven by the desire to generate commission income.

     In the normal course of its business, the Partnership is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, or to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. The portion of the Partnership's assets invested in OTC contracts at December 31, 2003 was 0%.

     Market risk is the potential for changes in the value of the financial instruments traded by the Partnership due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership's assets is CGM.

     The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.


     Other than the risks inherent in commodity futures and swaps trading, the Partnership knows of no trends, demands, commitments, events or uncertainties which will result in or which are reasonably likely to result in the Partnership's liquidity increasing or decreasing in any material way. The Limited Partnership Agreement provides that the General Partner may, in its discretion, cause the Partnership to cease trading operations and liquidate all open positions under certain circumstances including a decrease in Net Asset Value per Redeemable Unit to less than $400 as of the close of business on any business day.

          (2) Capital Resources.

     (i)  The  Partnership   has  made  no  material   commitments  for  capital
expenditures.

     (ii) The Partnership's capital consists of the capital contributions of the partners as increased or decreased by realized and/or unrealized gains or losses on commodity futures and other trading, expenses, interest income, additions and redemptions of Redeemable Units and distributions of profits, if any. Gains or losses on trading cannot be predicted. Market moves in commodities are dependent upon fundamental and technical factors which the Advisor may or may not be able to identify, such as changing supply and demand relationships, weather, government agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. Partnership expenses consist of, among other things, commissions and advisory fees. The level of these expenses is dependent upon the level of trading and the ability of the Advisor to identify and take advantage of price movements in the commodity markets, in addition to the level of Net Assets maintained. In addition, the amount of interest income payable by CGM is dependent upon interest rates over which the Partnership has no control.

     For the year ended December 31, 2003, Partnership capital increased 86.53% from $54,862,658 to $102,336,428. This increase was attributable to net income from operations of $11,181,118, coupled with additional sales of Redeemable Units totaling $58,273,000, which was partially offset by redemptions totaling $21,980,348. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

     For the year ended December 31, 2002, Partnership capital increased 214.86% from $17,424,190 to $54,862,658. This increase was attributable to net income from operations of $4,978,790, coupled with additional sales of Redeemable Units totaling $42,081,000, which was partially offset by redemptions totaling $9,621,322. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

     For the year ended December 31, 2001, Partnership capital increased 137.76% from $7,328,521 to $17,424,190. This increase was attributable to additional sales of Redeemable Units totaling $10,969,000, which was partially offset by net loss from operations of $23,512 coupled with redemptions totaling $849,819. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

Critical Accounting Policies. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statement of financial condition at fair value on the last business day of the period, which represents market value for those commodity interests for which market quotations are readily available or other measures of fair value deemed appropriate by management of the General Partner for those commodity interests and foreign currencies for which market quotations are not readily available, including dealer quotes for swaps and certain option contracts. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the period. Realized gains (losses) and changes in unrealized values on commodity interests and foreign currencies are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

     Foreign currency contracts are those contracts where the Partnership agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. Foreign currency contracts are valued daily, and the Partnership's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the date of entry into the contracts and the forward rates at the reporting dates, is included in the statement of financial condition. Realized gains (losses) and changes in unrealized values on foreign currency contracts are recognized in the period in which the contract is closed or the changes occur and are included in the statement of income and expenses.

     (3) Results of Operations. During the year ended December 31, 2003, the Partnership's net asset value per Redeemable Unit increased 17.2% from $1,394.28 to $1,634.64. The Partnership experienced a net trading gain before brokerage commissions and related fees during the same period of $19,678,123.

     A substantial portion of the first quarter gains were generated from the market response to concerns about the impending war with Iraq, but an initial calming in the second quarter ended with one of the most dramatic drops in the prices of U.S. Treasuries in 20 years, wiping out almost all gains in the interest rates sector. In the second half of 2003, profits were derived primarily from short positions in the U.S. dollar and long positions in global equity indices. These positions were also responsible for most of the gains for the full year.

     During the year ended December 31, 2002, the Partnership's net asset value per Redeemable Unit increased 11.4% from $1,251.77 to $1,394.28. The Partnership experienced a net trading gain before brokerage commissions and related fees during the same period of $9,033,879.

     During the year ended December 31, 2001, the Partnership's net asset value per Redeemable Unit decreased 0.4% from $1,256.92 to $1,251.77. The Partnership experienced a net trading gain before brokerage commissions and related fees during the same period of $903,168.

     Commodity futures markets are highly volatile. The potential for broad and rapid price fluctuations increases the risks involved in commodity trading, but also increases the possibility of profit. The profitability of the Partnership depends on the existence of major price trends and the ability of the Advisor to identify correctly those price trends. Price trends are influenced by, among other things, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. To the extent that market trends exist and the Advisor is able to identify them, the Partnership expects to increase capital through operations.

     Interest income on 80% of the Partnership's daily equity maintained in cash was earned at the monthly average 30-day U.S. Treasury bill rate determined weekly by CGM based on the non-competitive yield on three month U.S. Treasury bills maturing 30 days from the date in which such weekly rate is determined. CGM may continue to maintain the Partnership assets in cash and/or place all of the Partnership assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased. Interest income for the year ended December 31, 2003 was $592,252 as compared to $432,817 for the year ended December 31, 2002, an increase of 36.8%. This increase is primarily attributable to an increase in net assets during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

     Brokerage commissions are calculated on the adjusted net asset value on the last day of each month and, therefore, vary according to trading performance and redemptions. Accordingly, they must be analyzed in relation to the fluctuations in the monthly net asset values. Commissions and fees for the year ended December 31, 2003 were $5,141,634 as compared to $2,393,869 for the year ended December 31, 2002, an increase of 114.8%. This increase is primarily due to an increase in net assets during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

     Management fees are calculated on the portion of the Partnership's net asset value allocated to the Advisor at the end of the month and, therefore, are affected by trading performance and redemptions. Management fees for the year ended December 31, 2003 were $1,513,837 as compared to $697,460, an increase of 117.1%. This increase is primarily due to an increase in net assets during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

     Incentive fees are based on the new trading profits generated by the Advisor at the end of the quarter, as defined in the advisory agreement between the Partnership, the General Partner and the Advisor. Trading performance for the year ended December 31, 2003 resulted in incentive fees of $2,325,768.

        (4) Off-balance Sheet Arrangements. Not applicable.

        (5) Tabular Disclosure of Contractual Obligations. Not applicable.

   (c) Quantitative and Qualitative Disclosures about Market Risk.

        (1) Past Results Not Necessarily Indicative of Future Performance. The Partnership is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes, and all or substantially all of the Partnership's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership's main line of business.

     Market movements result in frequent changes in the fair market value of the Partnership's open positions and, consequently, in its earnings and cash flow. The Partnership's market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification among the Partnership's open positions and the liquidity of the markets in which it trades.

     The Partnership rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership's past performance is not necessarily indicative of its future results.

     Value at Risk is a measure of the maximum amount which the Partnership could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership's speculative trading and the recurrence in the markets traded by the Partnership of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership's experience to date (i.e., "risk of ruin"). In light of the foregoing as well as the risks and uncertainties intrinsic to all future projections, the inclusion of the quantification in this section should not be considered to constitute any assurance or representation that the Partnership's losses in any market sector will be limited to Value at Risk or by the Partnership's attempts to manage its market risk.

       (2) Standard of Materiality.   Materiality  as  used  in  this  section,
"Qualitative and Quantitative Disclosures About Market Risk," is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of the Partnership's market sensitive instruments.

       (3) Quantifying the Partnership's Trading Value at Risk. All quantitative disclosures in this section are forward-looking statements except for statements of historical fact (such as the terms of particular contracts and the number of market risk sensitive instruments held during or at the end of the reporting period).

     The Partnership's risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk. Due to the Partnership's mark-to-market accounting, any loss in the fair value of the Partnership's open positions is directly reflected in the Partnership's earnings (realized and unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

     Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%-99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

     In the case of market sensitive instruments which are not exchange traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers' margins have been used.

     The fair value of the Partnership's futures and forward positions does not have any optionality component. However, the Advisor may trade commodity options. The Value at Risk associated with options is reflected in the following table as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instrument, whereas, in fact, the fair values of the options traded by the Partnership in almost all cases fluctuate to a lesser extent than those of the underlying instruments.

     In quantifying the Partnership's Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been added to determine each trading category's aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership's positions are rarely, if ever, 100% positively correlated have not been reflected.

     The Partnership's Trading Value at Risk in Different Market Sectors. The following table indicates the trading Value at Risk associated with the Partnership's open positions by market category as of December 31, 2003 including the highest and lowest value at any point and the average value during the year then ended. All open position trading risk exposures of the Partnership have been included in calculating the figures set forth below. As of December 31, 2003, the Partnership's total capitalization was $102,336,428.

                                         December 31, 2003
                                                                                 Year to Date
                                                                ----------------------------------------------
                                                 % of Total           High             Low           Average
Market Sector               Value at Risk     Capitalization    Value at Risk    Value at Risk    Value at Risk
--------------------------  ------------      --------------    -------------    -------------    -------------
Currencies
-Exchange Traded Contracts    $2,774,184                2.71%       $2,865,324         $892,219    $1,735,467
Energy                         1,157,250                1.13%        2,062,962           71,200       813,125
Interest rates U.S.            1,340,100                1.31%        1,340,100           36,400       416,250
Interest rates Non-U.S.        2,016,237                1.97%        2,016,237          388,037       966,794
Indices                        3,059,311                2.99%        4,054,564           58,248     2,095,546
                               ---------              ------
Total                        $10,347,082               10.11%
                              ==========               ======

       (4) Material Limitations on Value at Risk as an Assessment of Market Risk.The face value of the market sector instruments held by the Partnership is typically many times the applicable maintenance margin requirement (margin requirements generally range between 2% and 15% of contract face value) as well as many times the capitalization of the Partnership. The magnitude of the Partnership's open positions creates a "risk of ruin" not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions -- unusual, but historically recurring from time to time -- could cause the Partnership to incur severe losses over a short period of time. The foregoing Value at Risk table -- as well as the past performance of the Partnership -- give no indication of this "risk of ruin."

       (5) Qualitative Disclosures Regarding Primary Trading Risk Exposures. The following qualitative disclosures regarding the Partnership's market risk exposures - except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership manages its primary market risk exposures - are forward-looking statements.

     The Partnership's primary market risk exposures as well as the strategies used and to be used by the General Partner and the Advisor for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Partnership's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the management strategies of the Partnership. There can be no assurance that the Partnership's current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long- term. Investors must be prepared to lose all or substantially all of their investment in the Partnership.

     The following were the primary trading risk exposures of the Partnership as of December 31, 2003, by market sector.

     Interest Rates. Interest rate movements directly affect the price of the futures positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-8 countries. However, at times the Partnership could take futures positions on the government debt of smaller nations.

     Currencies. The Partnership's currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes as well as political and general economic conditions. The General Partner does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk inherent to the dollar-based Partnership in expressing Value at Risk in a functional currency other than dollars.

     Stock Indices. The Partnership's primary equity exposure is to equity price risk in the G-8 countries. The stock index futures traded by the Partnership are by law limited to futures on broadly based indices. As of December 31, 2003, the Partnership's primary exposures were in the EUREX and stock indices traded on Chicago Mercantile Exchange (U.S). The General Partner anticipates little, if any, trading in non-G-8 stock indices. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S. and European indices. (Static markets would not cause major market changes but would make it difficult for the Partnership to avoid being "whipsawed" into numerous small losses.)

     Energy. The Partnership's primary energy market exposure is to gas and oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

       (6) Qualitative Disclosures Regarding Non-Trading Risk Exposure. The following were the only non-trading risk exposures of the Partnership as of December 31, 2003.

     Operational Risk. The Partnership is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

     Such risks include:

     Operational/Settlement Risk - the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement or the inability to process large volumes of transactions.

     Technological Risk - the risk of loss attributable to technological limitations or hardware failure that constrain the Partnership's ability to gather, process, and communicate information efficiently and securely, without interruption, within the Partnership and among limited partners, and in the markets where the Partnership participates.

     Legal/Documentation Risk - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) or errors that result in noncompliance with applicable legal and regulatory requirements.

     Financial Control Risk - the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with authorization, and that financial information utilized by the Advisors and communicated to external parties, including limited partners and regulators, is free of material errors.

     Foreign Currency Balances. The Partnership has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as any market risk they represent) are immaterial. The Partnership's primary foreign currency balances are in Japanese yen and the Euro. The Advisor regularly converts foreign currency balances to U.S. dollars in an attempt to control the Partnership's non-trading risk.

     New Accounting Pronouncements. In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Partnership to consolidate or provide additional disclosures of the financial information for certain of its investments. This interpretation is effective for Variable Interest Entities created after January 31, 2003; otherwise, it is applicable for the end of the first annual reporting period beginning after June 15, 2003 (effectively December 31, 2004 for the Partnership). This Interpretation will have no impact on net assets or net income. However, if applicable, this Interpretation would require consolidation of other entities' assets and liabilities, schedule of investments, and results of operations, with minority interest recorded for the ownership share applicable to other investors. Where consolidation is not required, additional disclosure may be required of investee financial information.

     These pronouncements will not have an effect on the financial statements of the Partnership.

     (7) Qualitative Disclosures Regarding Means of Managing Risk Exposure. The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject.

     The General Partner monitors the Partnership's performance and the concentration of its open positions, and consults with the Advisor concerning the Partnership's overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require the Advisor to close out individual positions as well as enter certain positions traded on behalf of the Partnership. However, any such intervention would be a highly unusual event. The General Partner primarily relies on the Advisor's own risk control policies while maintaining a general supervisory overview of the Partnership's market risk exposures.

     The Advisor applies its own risk management policies to its trading. The Advisor often follows diversification guidelines, margin limits and stop loss points to exit a position. The Advisor's research of risk management often suggests ongoing modifications to its trading programs.

     As part of the General Partner's risk management, the General Partner periodically meets with the Advisor to discuss its risk management and to look for any material changes to the Advisor's portfolio balance and trading techniques. The Advisor is required to notify the General Partner of any material changes to its programs.

Item 3. Properties.

     The Partnership does not own or lease any properties. The General Partner operates out of facilities provided by its affiliate, CGM.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     (a) Security ownership of certain beneficial owners. As of March 31, 2004, one beneficial owner who is neither a director nor an executive officer owned more than five percent (5%) of the outstanding Redeemable Units issued by the Partnership as follows:

                                                              Amount and nature of
Title of Class                  Name of beneficial owner      beneficial ownership        Percent of class
--------------------------      ------------------------     -------------------------    ----------------

Redeemable Units of Limited     JVA Enterprises Holdings,    5,493.2566 Redeemable Units    8.20%
Partnership Interest            LLC
                                2905 Lucerne St. SE
                                Grand Rapids, MI 49546


     (b) Security ownership of management. Under the terms of the Limited Partnership Agreement, the Partnership's affairs are managed by the General Partner. The General Partner is not required to maintain an ownership interest in the Partnership. However, the General Partner currently holds and intends to maintain at least a 1% ownership interest in the Partnership. As set forth in the table below, the General Partner owned units of general partnership interest equivalent to 637.1691 Redeemable Units at March 31, 2004. David J. Vogel, the President and a Director of the General Partner, owned 15.6688 Redeemable Units at March 31, 2004. Other than Mr. Vogel, none of the directors and executive officers of the General Partner beneficially owns any Redeemable Units. However, the General Partner, CGM and their principals and employees are free to purchase units for investment purposes. In no event will contributions by such persons equal or exceed 10% of the total contributions to the Partnership at any time.

                                                              Amount and nature of
Title of Class                  Name of beneficial owner      beneficial ownership        Percent of class
--------------------------      ------------------------     -------------------------    ----------------

Units of General Partnership    Citigroup Managed Futures    637.1691 Unit Equivalents    100%
Interest                        LLC
Redeemable Units of Limited     David J. Vogel               15.6688 Redeemable Units     0.02%
Partnership Interest


     (c) Changes in control. None.

Item 5. Directors and Executive Officers.

     The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are David
J. Vogel (President and Director), Steven J. Keltz (Secretary and Director), Daniel R. McAuliffe, Jr. (Chief Financial Officer and Director), Shelley Ullman

(Senior Vice President and Director) and Maureen O'Toole (Senior Vice President and Director). Each director holds office until his successor is elected, or until his earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment of the sole member of the General Partner, CGMH, or by unanimous vote of the remaining directors, depending on the circumstance of the vacancy. The officers of the General Partner are designated by the General Partner's Board of Directors. Each officer holds office until his death, resignation or removal.

     The business background of each director and officer of the General Partner is as follows:

     Mr. Vogel, age 59, is a Managing Director of CGM and of Citigroup Alternative Investments and has been a Director of the General Partner since August 2, 1993. In May 1996, he was appointed President of the General Partner. From January 1993 to July 1993, Mr. Vogel was an Executive Vice President of Shearson Lehman Brothers Inc. ("SLB"). Formerly, Mr. Vogel was the chairman and CEO of LIT America, Inc. (September 1988 through December 1992) and an Executive Vice President of Thomson McKinnon Securities Inc. (June 1979 through August
1988). Mr. Vogel is currently a Director of the Institute for Financial Markets, and has served as a director of the Managed Funds Association. Mr. Vogel is also a past chairman of the Futures Industry Association, a past Director of Comex Clearing Corporation and the Comex Exchange and a past Governor of the Chicago Mercantile Exchange.

     Mr. Keltz, age 53, is an Associate General Counsel in the Law Department of CGM. He became Secretary of the General Partner on August 2, 1993. He has been a Director of the general partner since October 1995. From October 1988 through July 1993, Mr. Keltz was employed by SLB as First Vice President and Associate General Counsel where he provided legal counsel to various derivative products businesses. Mr. Keltz was Vice President, Product Manager-Futures and an Associate General Counsel for Paine Webber Incorporated from 1985 through September 1988.

     Mr. McAuliffe, age 53, is a Managing Director of Citigroup Alternative Investments. He became a Director of the General Partner in April 1994 and the Chief Financial Officer of the General Partner in August 2001. From 1986 through 1997, he was responsible for the marketing and sales of managed futures products, including public and private futures funds and managed account programs. Prior to joining SLB, Mr. McAuliffe was employed by Merrill Lynch Pierce Fenner & Smith from 1983 through 1986. Prior to joining Merrill Lynch, Mr. McAuliffe was employed by Citibank from 1973 to 1983. He is a member of the Managed Funds Association.

     Ms. Ullman, age 45, is a Director of CGM's Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Previously, Ms. Ullman was a First Vice President of SLB and a vice president and assistant secretary of a predecessor of the General Partner, with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts.

     Ms. O'Toole, age 46, is a Managing Director of Citigroup Alternative Investments and a Senior Vice President and Director of the General Partner (since May 1997 and August 2001, respectively). Ms. O'Toole is National Sales Director for Citigroup Alternative Investments products distributed by CGM. Prior to joining CGM in March 1993, Ms. O'Toole was the director of managed futures quantitative analysis at Rodman and Renshaw from 1989 to 1993. Ms. O'Toole began her career in the futures industry in 1981 when she joined Drexel Burnham Lambert in the research department of the Financial Futures Division.

     There have been no administrative, civil or criminal actions pending, on appeal or concluded against the General Partner or any of its individual principals within the past five years.

     As mentioned above, the General Partner has selected Campbell & Company, Inc. as the Partnership's trading advisor. The principals of the Advisor and their business backgrounds are set forth below:

     Theresa D. Becks, born in 1963, joined Campbell & Company in June 1991 and has served as the Chief Financial Officer and Treasurer since 1992, and Secretary and a Director since 1994. In addition to her role as CFO, Ms. Becks also oversees administration, compliance and trade operations. Ms. Becks is currently a member of the Board of Directors of the Managed Funds Association. From 1987 to 1991, she was employed by Bank Maryland Corp, a publicly held company, as a Vice President and Chief Financial Officer. Prior to that time, she worked with Ernst & Young. Ms. Becks is a C.P.A. and has a B.S. in Accounting from the University of Delaware. Ms. Becks is an Associated Person of Campbell & Company.

     D. Keith Campbell, born in 1942, has served as the Chairman of the Board of Directors of Campbell & Company since it began operations, was President until 1994, and was Chief Executive Officer until 1997. Mr. Campbell is the majority voting stockholder of Campbell & Company. From 1971 to 1978, he was a registered representative of a futures commission merchant. Mr. Campbell has acted as a commodity trading advisor since 1972 when, as general partner of the Campbell Fund, a limited partnership engaged in commodity futures trading, he assumed sole responsibility for trading decisions made on behalf of the Fund. Since then, he has applied various technical trading models to numerous discretionary futures trading accounts. Mr. Campbell is registered with the CFTC and NFA as a commodity pool operator. Mr. Campbell is an Associated Person of Campbell & Company.

     William C. Clarke, III, born in 1951, joined Campbell & Company in June 1977 and has served as an Executive Vice President since 1991 and a Director since 1984. Mr. Clarke holds a B.S. in Finance from Lehigh University where he graduated in 1973. Mr. Clarke currently oversees all aspects of research, which involves the development of proprietary trading models and portfolio management methods. Mr. Clarke is an Associated Person of Campbell & Company.

     Bruce L. Cleland, born in 1947, joined Campbell & Company in January 1993 and has served as President and a Director since 1994, and Chief Executive Officer since 1997. Mr. Cleland has worked in the international derivatives industry since 1973, and has owned and managed firms engaged in global clearing, floor brokerage, trading and portfolio management. Mr. Cleland is currently a member of the Board of Directors of the National Futures Association, and previously served as a member of the Board of Directors of the Managed Funds Association and as a member of the Board of Governors of the COMEX, in New York. Mr. Cleland is a graduate of Victoria University in Wellington, New Zealand where he earned a Bachelor of Commerce and Administration degree. Mr. Cleland is an Associated Person of Campbell & Company.

     Kevin M. Heerdt, born in 1958, joined Campbell & Company in March 2003 as Executive Vice President-Research and was appointed Executive Vice President-Research and Information Technology in November 2003. His duties include risk management, research, and the development of quantitatively based hedge fund and options strategies, as well as providing managerial oversight of the information technology team. From February 2002 to March 2003, he was self-employed through Integrity Consulting. Previously, Mr. Heerdt worked for twelve years at Moore Capital Management, Inc., where he was a Director until 1999, and a Managing Director from 2000 to 2002. Mr. Heerdt holds a B.A. in Economics and in International Relations from the University of Southern California. Mr. Heerdt is an Associated Person of Campbell & Company.

     James M. Little, born in 1946, joined Campbell & Company in April 1990 and has served as Executive Vice President-Business Development and a Director since 1992. Mr. Little holds a B.S. in Economics and Psychology from Purdue University. From 1989 to 1990, Mr. Little was a registered representative of A.G. Edwards & Sons, Inc. From 1984 to 1989, he was the Chief Executive Officer of James Little & Associates, Inc., a commodity pool operator and broker-dealer. Mr. Little is the co-author of The Handbook of Financial Futures, and is a frequent contributor to investment industry publications. Mr. Little is an Associated Person of Campbell & Company.

     Craig A. Weynand, born in 1969, joined Campbell & Company in October 2003 as Vice President and has served as General Counsel since November 2003. In this capacity, he is involved in all aspects of legal affairs and regulatory oversight, as well as managerial oversight of trade operations. From May 1990 to September 2003, Mr. Weynand was employed by Morgan Stanley, serving as Senior Trader for Morgan Stanley Futures and Currency Management Inc., a commodity trading advisor, until 1998 and as Vice President - Director of Product Origination & Analysis for the Morgan Stanley Managed Futures Department until his departure. Mr. Weynand holds a B.S. in International Business and Marketing and an M.B.A. in Economics from New York University, and a J.D. from the Fordham University School of Law. Mr. Weynand is a member of the New York State Bar and serves on the Government Relations Committee of the Managed Funds Association. Mr. Weynand is an Associated Person of Campbell & Company.

     C. Douglas York, born in 1958, has been employed by Campbell & Company since November 1992, was appointed a Senior Vice President-Trading in 1997, and has served as Executive Vice President-Trading since 2003. His duties include managing daily trade execution for the assets under Campbell & Company's management. From 1991 to 1992, Mr. York was the Global Foreign Exchange Manager for Black & Decker. He holds a B.A. in Government from Franklin and Marshall College. Mr. York is an Associated Person of Campbell & Company.

     There have been no administrative, civil or criminal actions pending, on appeal or concluded against the Advisor or any of its individual principals within the past five years.

Item 6. Executive Compensation.

     The Partnership has no directors or officers. Its affairs are managed by the General Partner. CGM, an affiliate of the General Partner, is the commodity broker for the Partnership and receives brokerage fees for such services, as described under "Item 1. Business". For the years ended December 31, 2003, 2002 and 2001, CGM earned $5,141,634, $2,393,869 and $714,031, respectively, in brokerage fees and clearing fees. The directors and officers of the General Partner are employees of CGM and do not receive any compensation from the Partnership or the General Partner. One hundred percent (100%) of the compensation paid by CGM to Daniel R. McAuliffe, Jr., Chief Financial Officer of the General Partner, is allocated to the General Partner. No part of any compensation paid by CGM to any other officer of the General Partner is allocated to the General Partner. The directors and officers of the General Partner may have an indirect interest in the affairs of the Partnership insofar as they are employed by CGM, and CGM is the broker and selling agent of the Partnership.

     As compensation for its services, the Partnership pays the Advisor management fees and incentive fees described under "Item 1. Business". For the years ended December 31, 2003, 2002 and 2001, the Partnership paid $1,513,837, $697,460 and $206,320, respectively, in management fees. For the years ended December 31, 2003, 2002 and 2001, the Partnership paid $2,325,768, $1,281,597 and $107,026, respectively, in incentive fees.

Item 7. Certain Relationships and Related Transactions.

     (a) Transactions with Management and Others. Not applicable to Directors or Officers of the General Partner, except as described under "Item 6. Executive Compensation".

     (b) Certain Business Relationships. Not applicable.

     (c) Indebtedness of Management. Not applicable.

     (d) Transactions with Promoters. Not applicable.

Item 8. Legal Proceedings.

     There are no material legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject. There have been no material legal proceedings pending, on appeal or concluded against the General Partner or any of its directors or executive officers within the past five years.

     There have been no material administrative, civil or criminal actions within the past five years to which CGM (formerly known as Salomon Smith Barney) or certain of its affiliates have been a party or to which any of their property has been subject and no such actions are currently pending, except as follows.

SETTLEMENT OF CERTAIN LEGAL AND REGULATORY MATTERS

     In December 1996, a complaint seeking unspecified monetary damages was filed by Orange County, California against numerous brokerage firms, including Salomon Smith Barney, in the U.S. Bankruptcy Court for the Central District of California. (County of Orange et al. v. Bear Stearns & Co. Inc. et al.) The complaint alleged, among other things, that the brokerage firms recommended and sold unsuitable securities to Orange County. Salomon Smith Barney and the remaining brokerage firms settled with Orange County in mid 1999. Salomon Smith Barney paid $1,333,333 to settle this matter.

     In June 1998, complaints were filed in the U.S. District Court for the Eastern District of Louisiana in two actions (Board of Liquidations, City Debt of the City of New Orleans v. Smith Barney Inc. et ano. and The City of New Orleans v. Smith Barney Inc. et ano.), in which the City of New Orleans sought a determination that Smith Barney Inc. and another underwriter would be responsible for any damages that the City may incur in the event the Internal Revenue Service ("IRS") denies tax exempt status to the City's General Obligation Refunding Bonds Series 1991. The complaints were subsequently amended. Salomon Smith Barney has asked the court to dismiss the amended complaints. The court denied the motion but stayed the case. Subsequently, the City withdrew its lawsuit.

     In November 1998, a class action complaint was filed in the U.S. District Court for the Middle District of Florida (Dwight Brock as Clerk for Collier County v. Merrill Lynch, et al.). The complaint alleged that, pursuant to a nationwide conspiracy, 17 broker-dealer defendants, including Salomon Smith Barney, charged excessive mark-ups in connection with advanced refunding transactions. Among other relief, plaintiffs sought compensatory and punitive damages, restitution and/or rescission of the transactions and disgorgement of alleged excessive profits. In October 1999, the plaintiffs filed a second amended complaint. In November 1999, Salomon Smith Barney moved to dismiss the amended complaint. In May 2001, the parties reached and the court preliminarily approved a tentative settlement. Salomon Smith Barney paid $1,063,457 to settle this matter and in September 2001, the court approved the settlement.

     In connection with the Louisiana and Florida matters, the IRS and the SEC conducted an industry-wide investigation into the pricing of Treasury securities in advanced refunding transactions. In April 2000, Salomon Smith Barney and several other broker-dealers entered into a settlement with the IRS and the SEC. Thereafter, the plaintiffs filed voluntary discontinuances.

     Since April 2002, Salomon Smith Barney and several other broker dealers have received subpoenas and/or requests for information from various governmental and self-regulatory agencies and Congressional committees, including the NASD Inc. which has raised issues about Salomon Smith Barney's internal e-mail retention practices and research on Winstar Communications, Inc. With respect to Winstar, Salomon Smith Barney has entered into a settlement agreement. Salomon Smith Barney agreed to pay a penalty in the amount of $5 million and did not admit to any wrongdoing. In addition, with respect to issues raised by the NASD, the New York Stock Exchange ("NYSE") and the SEC about Salomon Smith Barney's and other firms' e-mail retention practices, Salomon Smith Barney and several other broker/dealers and the NASD, the NYSE and the SEC entered into a settlement agreement in December 2002. Salomon Smith Barney agreed to pay a penalty in the amount of $1.65 million and did not admit any wrongdoing.

     On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General to resolve on a civil basis all of their outstanding investigations into its research and IPO allocation and distribution practices (the "Research Settlement"). To effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. On October 31, 2003, final judgment was entered against Salomon Smith Barney and nine other investment banks. The NASD has accepted the Letter of Acceptance, Waiver and Consent entered into with Salomon Smith Barney in connection with the Research Settlement. In May 2003, the NYSE advised Salomon Smith Barney that the Hearing Panel's Decision, in which it accepted the Research Settlement, had become final. As required by the Research Settlement, Salomon Smith Barney has entered into separate settlement agreements with 48 states and various U.S. territories and is in settlement negotiations with the remaining 2 states. These settlements require Salomon Smith Barney to pay $300 million for retrospective relief, plus $25 million for investor education, and commit to spend $75 million to provide independent third-party research to its clients at no charge.

REGULATORY MATTERS.

     Both the Department of Labor and the IRS have advised CGM that they were or are reviewing transactions in which Ameritech Pension Trust purchased from CGM and certain affiliates approximately $20.9 million in participations in a portfolio of motels owned by Motels of America, Inc. and Best Inns, Inc. With respect to the IRS review, CGM and certain affiliated entities have consented to extensions of time for the assessment of excise taxes that may be claimed to be due with respect to the transactions for the years 1987, 1988 and 1989.

ENRON CORP.

     In April 2002, Citigroup was named as a defendant along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in an alleged consolidated class action complaint that was filed in the United States District Court for the Southern District of Texas seeking unspecified damages. The action, brought on behalf of individuals who purchased Enron securities (Newby, et al. v. Enron Corp., et al.), alleges violations of Sections 11 and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. Citigroup's motion to dismiss the complaint was denied in December 2002, and Citigroup filed an answer in January 2003. In May 2003, plaintiffs filed an amended consolidated class action complaint, and Citigroup filed a motion to dismiss in June 2003. Plaintiffs filed a motion for class certification in May 2003. Discovery is proceeding pending the Court's decision on class certification.

     Additional actions have been filed against Citigroup and certain of its affiliates, including CGM, along with other parties, including (i) actions brought by a number of pension and benefit plans, investment funds, mutual funds, and other individual and institutional investors in connection with the purchase of Enron and Enron-related equity and debt securities, alleging violations of various state and federal securities laws, state unfair competition statutes, common law fraud, misrepresentation, unjust enrichment, breach of fiduciary duty, conspiracy, and other violations of state law; (ii) an action by banks that participated in two Enron revolving credit facilities, originally alleging fraud, gross negligence, breach of implied duties, aiding and abetting and civil conspiracy in connection with defendants' administration of a credit facility with Enron; the Court granted Citigroup's motion to dismiss with respect to all claims except for certain claims of aiding and abetting and civil conspiracy; (iii) an action brought by several funds in connection with secondary market purchases of Enron debt securities, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and claims for fraud and misrepresentation; (iv) a series of alleged class actions by purchasers of NewPower Holdings common stock, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended; (v) an alleged class action brought by clients of CGM in connection with research reports concerning Enron, alleging breach of contract;
(vi) an action brought by a retirement and health benefits plan in connection with the purchase of certain Enron notes, alleging violation of federal securities law, including Section 11 of the Securities Act of 1933, as amended, violations of state securities and unfair competition law, and common law fraud and breach of fiduciary duty; (vii) an action brought by the Attorney General of Connecticut in connection with various commercial and investment banking services provided to Enron; (viii) an action brought by purchasers in the secondary market of Enron bank debt, alleging claims for common law fraud, conspiracy, gross negligence, negligence and breach of fiduciary duty; (ix) an action brought by an investment company, alleging that Enron fraudulently induced it to enter into a commodity sales contract; (x) five adversary proceedings filed by Enron in its chapter 11 bankruptcy proceedings to recover alleged preferential payments and fraudulent transfers involving Citigroup, certain of its affiliates and other entities, and to disallow or to subordinate claims that Citigroup and other entities have filed against Enron; (xi) third-party actions brought by former Enron officers and directors, alleging violation of state securities and other laws and a right to contribution from Citigroup, in connection with claims under state securities and common law brought against the officers and directors and others; and (xii) an alleged class action brought on behalf of Connecticut municipalities, alleging violation of state statutes, conspiracy to commit fraud, aiding and abetting a breach of fiduciary duty and unjust enrichment. Several of these cases have been consolidated or coordinated with the Newby action and are now generally inactive pending the Court's decision on the pending motion on class certification.


     On July 28, 2003, Citigroup entered into a final settlement agreement with the SEC to resolve the SEC's outstanding investigations into Citigroup transactions with Enron and Dynegy. Pursuant to the settlement, Citigroup has, among other terms, (1) consented to the entry of an administrative cease and desist order, which bars Citigroup from committing or causing violations of provisions of the federal securities laws, and (2) agreed to pay $120 million ($101.25 million allocable to Enron and $18.75 million allocable to Dynegy). Citigroup entered into this settlement without admitting or denying any wrongdoing or liability, and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. On July 28, 2003, Citibank, N.A. entered into an agreement with the Office of the Comptroller of the Currency ("OCC") and Citigroup entered into an agreement with the Federal Reserve Bank of New York ("FED") to resolve their inquiries into certain of Citigroup's transactions with Enron. Pursuant to the agreements, Citibank and Citigroup have agreed to submit plans to the OCC and FED, respectively, regarding the handling of complex structured finance transactions. Also on July 28, 2003, Citigroup entered into a settlement agreement with the Manhattan District Attorney's Office to resolve its investigation into certain of Citigroup's transactions with Enron; pursuant to the settlement, Citigroup has agreed to pay $25.5 million and to abide by its agreements with the SEC, OCC and FED.

     In July 2002, Citigroup, CGM and certain officers were named as defendants in an alleged class action filed in the United States District Court for the Southern District of New York, brought on behalf of purchasers of Citigroup common stock between July 24, 1999 and July 23, 2002. The complaint seeks unspecified compensatory and punitive damages for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and for common law fraud. Fourteen virtually identical complaints have been filed and consolidated. The complaints allege that Citigroup misstated the extent of its Enron-related exposure, and that Citigroup's stock price fell once the true extent of the company's Enron involvements became known. Plaintiffs filed an amended complaint on March 10, 2003, which incorporated the allegations in the 15 separate actions and added new material as well. The amended complaint focuses on certain transaction Citigroup did with Enron and alleged analyst conflicts of interest. The class period for the consolidated amended complaint is July 24, 1999 to December 11, 2002. On June 2, 2003, Citigroup filed a motion to dismiss the consolidated amended complaint. Plaintiffs' response was filed on July 30, and Citigroup's reply was filed on October 3, 2003. Oral argument before Judge Swain was held on November 20, 2003.

DYNEGY INC.

     On June 6, 2003, the complaint in a pre-existing alleged class action pending in the United States District Court for the Southern District of Texas (In Re: Dynegy Inc. Securities Litigation) brought by purchasers of publicly traded debt and equity securities of Dynegy Inc. was amended to add Citigroup, Citibank and CGM as defendants. The plaintiffs allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, against the Citigroup defendants.

WORLDCOM, INC.

     Citigroup, CGM and certain executive officers and current and former employees have been named as defendants -- along with twenty-two other investment banks, certain current and former WorldCom officers and directors, and WorldCom's former auditors -- in a consolidated class action brought on behalf of individuals and entities who purchased or acquired publicly traded securities of WorldCom between April 29, 1999 and June 25, 2002 (In Re: Worldcom Inc. Securities Litigation). The class action complaint asserts claims against CGM under (i) Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, in connection with certain bond offerings in which it served as underwriter, and (ii) Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under Section 10(b), alleging that it participated in the preparation and/or issuance of misleading WorldCom registration statements and disseminated misleading research reports concerning WorldCom stock. On May 19, 2003, the Court denied CGM's motion to dismiss the consolidated class action complaint. On October 24, 2003, the Court granted the plaintiffs' motion for class certification. On December 31, 2003, the United States Court of Appeals for the Second Circuit granted CGM's petition seeking leave for an interlocutory appeal of the class certification order. The District Court has scheduled trial to begin in January 2005.

     Pursuant to an order entered May 28, 2003, the District Court consolidated approximately seventy individual actions with the class action for pretrial proceedings. Certain individual plaintiffs have appealed the district court's order denying their motions to remand. The claims asserted in these individual actions are substantially similar to the claims alleged in the class action and assert state and federal securities law claims based on CGM's research reports concerning WorldCom and/or CGM's role as an underwriter in WorldCom offerings.

     Numerous other actions asserting claims against CGM in connection with its research reports about WorldCom and/or its role as an investment banker for WorldCom are pending in other federal and state courts. These actions have been remanded to various state courts, are pending in other federal courts, or have been conditionally transferred to the United States District Court for the Southern District of New York to be consolidated with the class action. In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its WorldCom research reports are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the class action.

GLOBAL CROSSING

     On or about January 28, 2003, lead plaintiff in a consolidated alleged class action in the United States District Court for the Southern District of New York (In Re: Global Crossing, Ltd. Securities Litigation) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and Asia Global Crossing, which names as defendants, among others, Citigroup, CGM, CGMH and certain executive officers and current and former employees. The alleged class action complaint asserts claims against these Citigroup defendants under (i) Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, and Section 14(a) of the Securities Exchange Act of 1934, as amended and Rule 14A-9A promulgated thereunder, in connection with certain  offerings in which CGM served as  underwriter  and in  connection  with certain transactions in which CGM issued fairness opinions, and (ii) Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, alleging that they disseminated misleading research reports concerning Global Crossing and Asia Global Crossing. The Citigroup-related defendants have moved to dismiss these claims.

     In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its Global Crossing research reports are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the alleged class action.

ADELPHIA COMMUNICATIONS CORPORATION

     On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia Communications Corporation against certain lenders and investment banks, including CGM, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the Citigroup Parties). The complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Holding Company Act and the common law. The complaint seeks equitable relief and an unspecified amount of compensatory and punitive damages. In November 2003, a similar adversary proceeding was filed by the Equity Holders Committee of Adelphia.

     In addition, CGM is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with Adelphia securities offerings between September 1997 and October 2001. Three of the complaints also assert claims against Citigroup Inc. and Citibank, N.A. All of the complaints allege violations of federal securities laws, and certain of the complaints also allege violations of state securities laws and the common law. The complaint seeks unspecified damages. In December 2003, a second amended complaint was filed and consolidated before the same judge of the United States District Court for the Southern District of New York.

MUTUAL FUNDS

     In 2003, several issues in the mutual fund industry have come under the scrutiny of federal and state regulators. The Company has received subpoenas and other requests for information from various government regulators regarding market timing, fees, sales practices and other mutual fund issues in connection with various investigations, including an investigation by the SEC and a United States Attorney into the arrangements under which CGMH became the transfer agent for many of the mutual funds in the Smith Barney fund complex. CGMH is cooperating fully with all such reviews.

RESEARCH

     Since May 2002, Citigroup, CGM and certain executive officers and current and former employees have been named as defendants in numerous alleged class action complaints, individual actions, and arbitration demands by purchasers of various securities, alleging that they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934, as amended, and certain state laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including AT&T Corp., Winstar Communications, Inc., Rhythm NetConnections, Inc., Level 3 Communications, Inc., Metromedia Fiber Network, Inc., XO Communications, Inc., Williams Communications Group Inc., and Qwest Communications International Inc. The alleged class actions relating to research of these companies are pending before a single judge in the United States District Court for the Southern District of New York for coordinated proceedings. The Court has consolidated these actions into separate proceedings corresponding to the companies named above. On January 30, 2004, plaintiffs in the Rhythm
NetConnections,   Inc.  action   voluntarily   dismissed  their  complaint  with
prejudice.

     In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its research reports on these companies are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the class and individual actions.

     Three additional alleged class actions are pending in federal courts against Citigroup and certain of its affiliates, including CGM, and certain of their current and former directors, officers and employees, along with other parties, on behalf of persons who maintained accounts with CGM. These actions assert, among other things, common law claims, claims under state statutes, and claims under the Investment Advisers Act of 1940, for allegedly failing to provide objective and unbiased investment research and investment management, seeking, among other things, return of fees and commissions. In all three of these actions, the Citigroup-related defendants have moved to dismiss the complaints. In two of these alleged class actions, these motions were granted and appeals are now pending.

     In May 2003,  the SEC,  NYSE and NASD issued a subpoena  and letters to CGM requesting documents and information with respect to their continuing investigation of individuals in connection with the supervision of the research and investment banking departments of CGM. Other parties to the Research Settlement have received similar subpoena and letters.

     On June 23, 2003, the West Virginia Attorney General filed an action against CGM and nine other firms that were parties to the Research Settlement. The West Virginia Attorney General alleges that the firms violated the West
Virginia Consumer Credit and Protection Act in connection with their research activities and seeks monetary penalties. CGM and the other defendants have moved to dismiss the action.

     In April 2002, consolidated amended complaints were filed against CGM and other investment banks named in numerous alleged class actions filed in the United States District Court for the Southern District of New York, alleging violations of certain federal securities laws (including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the Court issued an opinion denying defendants' motion to dismiss. Also filed in the Southern District of New York against CGM and other investment banks were several alleged class actions that were consolidated into a single class action, alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings when acting as underwriters. On November 3, 2003, the Court granted CGM's motion to dismiss the consolidated amended complaint in the antitrust case.

     In the course of its business, CGM, as a major futures commission merchant and broker-dealer is a party to various claims and routine regulatory investigations and proceedings that the General Partner believes do not have a material effect on the business of CGM.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     (a) Market information. The Partnership has issued no stock. There is no public market for the Redeemable Units.

     (b) Holders. The number of holders of Redeemable Units and Units of General Partner Interest as of December 31, 2003 was 674.

     (c) Distributions. The Partnership did not declare any distributions during the years ended December 31, 2003 or 2002.

     (d) Securities authorized for issuance under equity compensation plans. Not applicable.

Item 10. Recent Sales of Unregistered Securities.

     (a) Securities  sold.  From January 1, 2000 through  December 31, 2003, the
Partnership  sold  limited  partnership   Redeemable  Units  which  resulted  in
aggregate proceeds to the Partnership of $112,218,000.

     (b) Underwriters and other purchasers. Redeemable Units of Limited Partnership Interest were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to those persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. The offering is limited to 35 non-accredited investors.

     (c) Consideration. The aggregate proceeds of securities sold during the period from January 1, 2000 through December 31, 2003 was $112,784,000, of which $566,000 was from units of general partnership interest sold to the General Partner.

     Redeemable Units have been sold monthly at Net Asset Value per Redeemable Unit. No underwriting discounts or commissions are paid in connection with the Redeemable Units.

     (d) Exemption from registration claimed. Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D and a limited number of non-accredited investors, as discussed in paragraph (a) above. As of December 31, 2003, 12 non-accredited investors had purchased Redeemable Units in the Partnership.

     The minimum subscription for Redeemable Units is $25,000. The General Partner may in its sole discretion accept subscriptions of less than $25,000. The minimum additional subscription for investors who are currently limited partners is $10,000.

     In accordance with Part 4 of the CFTC regulations, before making any investment in the Partnership, each investor is provided with a Disclosure Document, as supplemented, that contains information concerning the Partnership as prescribed in CFTC regulations.

     (e) Terms of conversion or exercise. Not applicable.

     (f) Use of proceeds. Not applicable.

Item 11. Description of Registrant's Securities to be Registered.

     The Partnership is registering Redeemable Units which are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Redeemable Units). Distributions of profits will be made at the sole discretion of the General Partner.

     The Redeemable Units may not be transferred without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership's status as a partnership for federal income tax purposes. No substitution may be made unless the transferor delivers an instrument of substitution, the transferee adopts the terms of, and executes, the Limited Partnership Agreement, and the General Partner consents to such substitution
(which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which his transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the books and records of the Partnership. Under the New York Revised Limited Partnership Act, an assigning limited partner remains liable to the Partnership for any amounts for which he may be liable under such law regardless of whether any assignee to whom he has assigned Redeemable Units becomes a substituted limited partner.

     A limited partner may require the Partnership to redeem some or all of his Redeemable Units at Net Asset Value per Redeemable Unit as of the last day of any month (the "Redemption Date"). The right to redeem is contingent upon the Partnership's having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written or oral request for redemption at least 10 business days prior to the Redemption Date. Because Net Asset Value fluctuates daily, limited partners will not know the Net Asset Value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date by crediting a limited partner's CGM securities account with the proceeds of the redemption. There is no fee charged to limited partners in connection with redemptions. The General Partner reserves the right in its sole discretion to permit redemptions more frequently than monthly and to waive the 10-day notice period. The General Partner may also, at its sole discretion and upon 10 days' notice to a limited partner, require that any limited partner redeem its Redeemable Units if such redemption is in the best interests of the Partnership.

                  Summary of the Limited Partnership Agreement

     The following is an explanation of all of the material terms and provisions of the Limited Partnership Agreement, a copy of which is attached as Exhibit 3.6 hereto and is incorporated herein by this reference. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

     The Partnership was formed under the laws of the State of New York on March 14, 1997. The General Partner has been advised by its counsel, Willkie Farr & Gallagher LLP, that except as required by the New York Revised Limited Partnership Act (the "New York Act") and as set forth in Paragraph 7(f) of the Limited Partnership Agreement, Redeemable Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a limited partner will not be liable for amounts in excess of his contributions to the Partnership and his share of Partnership assets and undistributed profits. The New York Act provides that a limited partner who knowingly receives a prohibited distribution is liable to the limited partnership for the amount of the distribution for a period of three years from the date of distribution. A limited partner who participates in the control of the Partnership's business may become liable as a general partner to persons who transact business with the Partnership reasonably believing, based upon the limited partner's conduct, that the limited partner is a general partner. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Management of Partnership Affairs

     The limited partners will not participate in the management or control of the Partnership. Under the Limited Partnership Agreement, responsibility for managing the Partnership is vested solely in the General Partner. The General Partner may select one or more trading advisors to direct all trading for the

Partnership. Other responsibilities of the General Partner include, but are not limited to, the following: reviewing and monitoring the trading of the trading advisor(s); administering redemptions of Redeemable Units; preparing monthly and annual reports to the limited partners; preparing and filing necessary reports with regulatory authorities; calculating the Net Asset Value; executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

     Each partner will have a capital account, and its initial balance will be the amount he paid for his Redeemable Units or, in the case of a contribution by the general partner, its capital contribution (which shall be treated as units of general partnership interest). Any increase or decrease in the Net Assets of the Partnership will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts.

Additional Partners

     The General Partner has the sole discretion to determine whether to offer for sale additional Redeemable Units and to admit additional limited partners. There is no limitation on the number of Redeemable Units which may be outstanding at any time. All Redeemable Units offered by the Partnership will be sold at the Partnership's then current Net Asset Value per Redeemable Unit. The General Partner may make arrangements for the sale of additional Redeemable Units in the future.

Dissolution of the Partnership

     The affairs of the Partnership will be wound up and the Partnership liquidated as soon as practicable upon the first to occur of the following: (i) December 31, 2017; (ii) receipt by the General Partner of an election to dissolve the Partnership by limited partners owning more than 50% of the Redeemable Units then outstanding; (iii) assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the New York Revised Uniform Limited Partnership Act, unless the Partnership is continued as described in the Limited Partnership Agreement; (iv) a decline in Net Asset Value to less than $400 per Redeemable Unit as of the end of any trading day; or (v) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the Partnership's aggregate Net Assets decline to less than $1,000,000.

Removal or Admission of General Partner

     The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of the outstanding Redeemable Units.

Amendments; Meetings

     The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of the outstanding Redeemable Units. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the offering memorandum); to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency; or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

     Any limited partner, upon written request addressed to the General Partner, may obtain from the General Partner a list of the names and addresses of record of all limited partners and the number of Redeemable Units held by each for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least 10% of the outstanding Redeemable Units, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within 15 days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

     At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of the Redeemable Units, the following actions may be taken: (i) the Limited Partnership Agreement may, with certain exceptions, be amended; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or any trading advisor may be terminated without penalty on 60 days' notice; and (vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the status of the limited partners as limited partners under the New York Revised Limited Partnership Act and that the action is permitted under such law.

Reports to Limited Partners

     The Partnership's books and records are maintained at its principal office and the limited partners have the right at all times during reasonable business hours to have access to and copy the Partnership's books and records for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Within 30 days of the end of each month, the general partner will provide the limited partners with a financial report containing information relating to the Net Assets and Net Asset Value of a Redeemable Unit as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven business days of such occurrence: a decrease in the Net Asset Value of a Redeemable Unit to $400 or less as of the end of any trading day; any change in trading advisors; any change in commodity brokers; any change in the general partner; any material change in the Partnership's trading policies or any material change in an advisor's trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than 90 days after the close of the Partnership's fiscal year. Not more than 75 days after the close of the fiscal year and if required by the then applicable tax law, tax information necessary for the preparation of the limited partners' annual federal income tax returns will be distributed to the limited partners.

Income Tax Aspects

     The trading activities of the Partnership, in general, generate capital gain and loss and ordinary income. The Partnership pays no federal income tax; rather, limited partners are allocated their proportionate share of the taxable income or losses realized by the Partnership during the period of the Partnership's taxable year that Redeemable Units were owned by them. Unrealized gains on "Section 1256 contracts" (as defined in the Code) held by the Partnership at the end of its taxable year must be included in income under the "mark-to-market" rule and will be allocated to partners in proportion to their respective capital accounts.

Item 12. Indemnification of Directors and Officers.

     Section 16 of the Limited Partnership Agreement (attached as Exhibit 3.6 hereto) provides for indemnification of the General Partner, its officers, directors, more than 10% stockholders, and persons who directly or indirectly control, are controlled by or under common control with the General Partner. The Registrant is not permitted to indemnify the General Partner or its affiliates for liabilities resulting from a violation of the Securities Act of 1933 or any State securities law in connection with the offer or sale of the Redeemable Units.

     Section 6 of the Management Agreement (attached as Exhibit 10.1 hereto) provides for indemnification by the General Partner and the Partnership of the Advisor for any loss, liability, damage, cost, expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by it in connection with such action, suit, or proceeding if the Advisor acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Partnership and provided that its conduct did not constitute negligence, intentional misconduct, or a breach of its fiduciary obligations to the Partnership as a commodity trading advisor, unless and only to the extent that the court or administrative forum in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Advisor is fairly and reasonably entitled to indemnity for such expenses which such court or administrative forum shall deem proper; and further provided that no indemnification shall be available from the Partnership if such indemnification is prohibited by Section 16 of the Limited Partnership Agreement.

     Furthermore, under certain circumstances, the Advisor will indemnify, defend and hold harmless the General Partner, the Partnership and their affiliates against any loss, liability, damage, cost or expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by them (A) as a result of the material breach of any material representations and warranties made by the Advisor in the Management Agreement, or (B) as a result of any act or omission of the Advisor relating to the Partnership if there has been a final judicial or regulatory determination or, in the event of a settlement of any action or proceeding with the prior written consent of the Advisor, a written opinion of an arbitrator, to the effect that such acts or omissions violated the terms of the Management Agreement in any material respect or involved negligence, bad faith, recklessness or intentional misconduct on the part of the Advisor (except as otherwise provided in Section 1(g) of the Management Agreement).

Item 13. Financial Statements and Supplementary Data.

     (a) Selected quarterly financial data. The Partnership does not have securities registered pursuant to Sections 12(b) or 12(g) of the Securities Exchange Act of 1934.

     (b) Information about gas producing activities. The Partnership is not engaged in oil and gas producing activities.

     The Financial Statements of the Partnership are attached hereto as exhibits.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     PricewaterhouseCoopers LLP was previously the independent accountant for the Partnership. On July 9, 2002, that firm was dismissed as principal independent accountant and KPMG LLP was engaged as principal independent accountant. The decision to change independent accountants was approved by the General Partner.

     In connection with the audit of the two fiscal years ended December 31, 2001 and 2000 and through July 9, 2002, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference thereto in their reports on the financial statements for such time period.

     The audit reports of PricewaterhouseCoopers LLP on the financial statements of the Partnership as of and for the years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

     A letter from PricewaterhouseCoopers is attached hereto as Exhibit 16.

Item 15. Financial Statements and Exhibits.

        (a) Financial Statements.

          The following financial statements have been filed as part of this registration statement:

          Statements of Financial Condition of the Partnership at December 31, 2003 and 2002.

          Statements of Income and Expenses for the years ended December 31, 2003, 2002 and 2001.

          Statements of Partners' Capital for the years ended December 31, 2003, 2002 and 2001.

          Condensed Schedule of Investments of the Partnership at December 31, 2003 and 2002.

          Statement of Financial Condition of the General Partner at December 31, 2003.

   (b)  Exhibits.


     Exhibit 3.1-      Certificate of Limited Partnership
     Exhibit 3.2- Certificate of Amendment to the Certificate of Limited Partnership
     Exhibit 3.3-      Certificate of Change
     Exhibit 3.4- Certificate of Amendment to the Certificate of Limited Partnership
     Exhibit 3.5- Certificate of Amendment to the Certificate of Limited Partnership
     Exhibit 3.6-      Second Amended and Restated Limited Partnership Agreement
     Exhibit 10.1- Management Agreement among the Partnership, Smith Barney Futures Management Inc. (the predecessor to the General Partner) and Campbell & Company, Inc.
     Exhibit 10.1(a)- First Amendment to the Management Agreement Letter among the Partnership, Smith Barney Futures Management Inc.(the former name of the General Partner), Campbell & Company, Inc. and SFG Global Investments, Inc.
     Exhibit 10.1(b)- Second Amendment to the Management Agreement Letter among the Partnership, Smith Barney Futures Management LLC (the former name of the General Partner) and Campbell & Company, Inc.
     Exhibit 10.2- Second Amended and Restated Customer Agreement between the Partnership and Salomon Smith Barney Inc. (the former name of CGM)
     Exhibit 10.3- Amended and Restated Agency Agreement between the Partnership, Smith Barney Futures Management LLC (the former name of the General Partner) and Salomon Smith Barney Inc. (the former name of CGM)
     Exhibit 10.4-     Form of Subscription Agreement
     Exhibit 10.5- Form of Letter from the General Partner to Campbell & Company, Inc. extending the Management Agreement from July 1, 1997 to June 30, 1998.
     Exhibit 10.6- Letter from the General Partner to Campbell & Company, Inc. extending the Management Agreement from July 1, 1998 to June 30, 1999.
     Exhibit 10.7- Letter from the General Partner to Campbell & Company, Inc. extending the Management Agreement from July 1, 1999 to June 30, 2000.
     Exhibit 10.8- Letter from the General Partner to Campbell & Company, Inc. extending the Management Agreement from July 1, 2000 to June 30, 2001.

    Exhibit 10.9- Letter from the General Partner to Campbell & Company, Inc. extending the Management Agreement from July 1, 2001 to June 30, 2002.
    Exhibit 10.10- Letter from the General Partner to Campbell & Company, Inc.
                   extending the Management Agreement from July 1, 2002 to June 30, 2003.
    Exhibit 10.11- Letter from the General Partner to Campbell & Company, Inc.
                   extending the Management Agreement from July 1, 2003 to June 30, 2004.
    Exhibit 16-    Letter regarding Change in Certifying Accountant
    Exhibit 99.1-  Annual Report of the Partnership
    Exhibit 99.2-  Annual Report of the General Partner

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH BARNEY POTOMAC FUTURES FUND L.P.
(Registrant)


Date:  April 30, 2004


By:  Citigroup Managed Futures LLC
                  (General Partner)


By:  /s/ Daniel R. McAuliffe, Jr.
         Daniel R. McAuliffe, Jr.,
         Chief Financial Officer and Director